SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                    First Federal Banc of the Southwest, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   32020Y 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

     Kay R. McMillan, c/o 300 North Pennsylvania, Roswell, New Mexico 88201
--------------------------------------------------------------------------------
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                  April 8, 2005
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS:                                    Kay R. McMillan

--------------------------------------------------------------------------------
   IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):     NA


2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

         (a) [ ]
         (b) [X]
--------------------------------------------------------------------------------


3. FOR SEC USE ONLY

--------------------------------------------------------------------------------

4. SOURCE OF FUNDS                                                       PF/OO

--------------------------------------------------------------------------------

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OF 2(e)                       [  ]
--------------------------------------------------------------------------------

CUSIP No. 32020Y 10 4


6. CITIZENSHIP                                                         USA

--------------------------------------------------------------------------------

NUMBER OF         (7)      SOLE VOTING POWER                           117,661
SHARES
                  --------------------------------------------------------------
BENEFICIALLY      (8)      SHARED VOTING POWER                         0
OWNED BY
                  --------------------------------------------------------------
EACH              (9)      SOLE DISPOSITIVE POWER                      117,661
REPORTING
                  --------------------------------------------------------------
PERSON WITH       (10)     SHARED DISPOSITIVE POWER                    0
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY
    OWNED BY EACH REPORTING PERSON                                     117,661

--------------------------------------------------------------------------------

12. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (11) EXCLUDES CERTAIN SHARES                                   [  ]

--------------------------------------------------------------------------------

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 28.48%

--------------------------------------------------------------------------------

14. TYPE OF REPORTING PERSON                                           IN

--------------------------------------------------------------------------------

CUSIP No. 32020Y 10 4


Item 1.     Security and Issuer

This statement on Schedule 13D (the "Statement") relates to the shares of common stock, par value $0.01 per share, of First Federal Banc of the Southwest, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 300 North Pennsylvania, Roswell, New Mexico 88201.

Item 2.     Identity and Background

The Statement is filed on behalf of Kay R. McMillan. Ms. McMillan is a director of the Company. The principal occupation of Ms. McMillan is as the Chairman of the Board of Permian Exploration Corporation, an oil and gas company. The principal business address of Ms. McMillan is c/o First Federal Banc of the Southwest, Inc., 300 North Pennsylvania, Roswell, New Mexico 88201.

Ms. McMillan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, is not as a result of such proceeding, was not subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Ms. McMillan is citizen of the United States.

Item 3.     Source and Amount of Funds and Other Consideration

Ms. McMillan acquired 116,111 shares of common stock, which were purchased with personal funds. Ms. McMillan also was awarded options to purchase 1,550 shares of common stock of the Company.

Item 4.     Purpose of the Transaction

Ms. McMillan holds the shares of common stock of the Company for investment purposes. Ms. McMillan is a director of the Company and, therefore, engages in discussions with management regarding the Company's business and operations, management compensation, stock benefit plans, composition of the board of directors and other corporate governance matters.

Ms. McMillan (the "Reporting Person") does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the issuer; (f) any other material change in the issuer's business or corporate structure; (g) changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; (h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated in (a) through (i) above. The Reporting Person is likely from time to time to review or reconsider her intentions in holding and/or acquiring shares of the issuer's common stock, and at such time may formulate a plan or proposal that relates to or would result in one or more of the matters referred to above in (b) through (j).

Item 5.     Interest in Securities of the Issuer

(a) The Company's total issued and outstanding shares of capital stock are 413,111 shares of common stock. Ms. McMillan owns 117,661 shares, or 28.48% of common stock of the Company, which includes options to purchase 1,550 shares of common stock of the Company awarded under the Company's 1995 Stock Option Plan and 2002 Stock Option Plan.

CUSIP No. 32020Y 10 4


(b) Ms. McMillan has sole power to vote, direct the vote of 117,661 shares of common stock of the Company and the sole power to dispose of, or direct the disposition of 117,661 shares of common stock of the Company.

(c) Ms. McMillan acquired 116,111 shares of common stock, which were purchased with personal funds. Ms. McMillan also was awarded options to purchase 1,550 shares of common stock of the Company.

(d) Ms. McMillan is the beneficial owner for 117,661 shares of common stock of the Company and has the power to receive and direct receipt of dividends from the shares of common stock (but not the unexercised options).

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Person and such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.     Materials to be Filed as Exhibits

Not applicable.

CUSIP No. 32020Y 10 4


                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  April 15, 2005



/s/ Kay R. McMillan
---------------------------
Kay R. McMillan